Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

July 9, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor
Mr. Jeff Kauten, Esq., Attorney-Advisor
Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc.
Registration Statement on Form F-1
File No. 333-225813

Ladies and Gentlemen:

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

We enclose herewith five (5) courtesy copies of Amendment No. 1, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on June 22, 2018 (the “June 22 Filing”).

Simpson Thacher & Bartlett

July 9, 2018

The Company has responded to the Staff’s comments contained in the comment letter dated July 5, 2018 from the Staff (the “July 5 Comment Letter”) by revising the June 22 Filing or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the July 5 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

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Cover Page

1.	We note your risk factor disclosure on page 43 that you will be a controlled company under the rules of the NYSE. Please disclose your status as a controlled company on the cover page and in the summary section.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page and pages 7 and 8 of the Amendment No. 1.

Description of American Depositary Shares

Governing Law/Waiver of Jury Trial, page 201

2.	Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

The Company respectfully advises the Staff that the waiver applies to any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against the Company or the depositary to the fullest extent permitted by applicable law.

The Company has included risk factor disclosure on page 67 of the Amendment No. 1

Simpson Thacher & Bartlett

July 9, 2018

Notes to the Consolidated Financial Statements

Note 26. Subsequent Events, page F-55

3.	We note your response to prior comment 4. Please expand your disclosure to incorporate more of the information provided in your response to provide context to your readers. In this regard, your current disclosures appear unclear as to the nature and significance of Chehejia.

In response to the Staff’s comment, the Company has revised the disclosure on page F-55 of the Amendment No. 1.

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Simpson Thacher & Bartlett

July 9, 2018

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Xiaojun Zhang, Chairman

Jiayuan Lin, Chief Executive Officer and Director

Yongyi Zhang, Chief Financial Officer and Director

      Cango Inc.

Daniel Fertig

David Lee

      Simpson Thacher & Bartlett

Li He

James C. Lin

      Davis Polk & Wardwell

Ron Yan

      Ernst & Young Hua Ming LLP